

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 18, 2007

Roland O. Burns
Senior Vice President and Chief Financial Officer
Bois d' Arc Energy, Inc.
600 Travis Street, Suite 5200
Houston, Texas 77002

> **Re:** **Bois d' Arc Energy, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed March 1, 2007**
> **Form 10-Q for the Quarterly Period Ended June 30, 2007**
> **Filed August 8, 2007**
> **Form 10-Q/A for the Quarterly Period Ended March 31, 2007**
> **Form 10-Q/A for the Quarterly Period Ended June 30, 2007**
> **Filed September 4, 2007**
> **File No. 1-32494**

Dear Mr. Burns:

We have completed our review of your 2006 Form 10-K, and subsequent Form 10-Q's, and do not, at this time, have any further comments.

Sincerely,

Brad Skinner
Sr. Assistant Chief Accountant